Exhibit 1A-15.5

10 E. Stow Road, Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

January 21, 2022

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	iCross Premier LLC (the “Company”)
Amendment No. 2 to
Offering Statement on Form 1-A
Filed December 6, 2021
File No. 024-11642

Dear Sir/Madam:

This is in response to your letter of December 20, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Your Comment #1 – Amended For 1-A Filed December 6, 2021

General

We note that the status of iCross under the Investment Company Act of 1940 depends on its ability to rely continuously on the exemption provided under section 3(c)(5)(c). Please provide an analysis regarding how iCross’ current business plans will permit it to maintain an exemption from registration under the Investment Company Act of 1940.

Our Response:

A full analysis was included in the most recent version of the Offering Circular, including citations to applicable statutes and no-action letters from the Commission. For example, the Offering Circular notes:

“As a real estate lender, the Company will take steps to ensure that all of its Underlying Loans are fully secured. Accordingly, all the Underlying Loans should be treated as Qualifying Interests. Further, the Company expects that at least 90% of its assets will consist of Underlying Loans at all times, with the balance in liquid investments. Hence, the Company should qualify for the section 3(c)(5)(C) exemption.”

In response to your letter of December 20, 2021, we have taken several additional steps:

•	A voice mail message from your office suggested that we describe the types of real estate the Company will lend against. Hence, we have added that.

•	We have added additional analysis.

•	The Company has adopted a Limited Liability Company Agreement in which the Manager undertakes to ensure that the Company complies with the applicable exemptions under the Investment Company Act.

Your Comment #2 – Risks of Investing, page 2

Please add a separately-captioned risk factor addressing the risk that you could be deemed an investment pursuant to the Investment Company Act of 1940 and addressing the consequences if that were to occur.

Our Response:

A separately-captioned risk factor has been added.

Your Comment #3 – Regulation of Lenders by Federal Government, page 9

We note your response to our prior comment 1. Discuss in this section whether you may be subject to privacy laws regarding the storage of personally identifiable information. In addition discuss the CFPB regulations to which you would be subject if you were to engage in certain types of residential hard money lending.

Our Response:

The Company believes it is not a “financial institution” within the meaning of the Gramm-Leach-Bliley Act. However, we have added language about potential liability for the misuse or disclosure of personally identifiable information.

The Company will not lend money for owner-occupied real estate and therefore will not be subject to CFPB regulations.

Your Comment #4 – Liquidity and Capital Resources, page 29

We note your response to our prior comment 5. You state here that the Manager has “agreed to advance” enough money to pay for all the costs of the offering and to pay all operating expenses for the first six months up to $500,000. Because this will be a capital contribution and not a loan, please refrain from referring to this as an “advance” throughout this section.

Our Response:

We have made this change.

Your Comment #5 – Liquidity and Capital Resources, page 29

We note your response to our prior comment 5. Please revise throughout your offering circular to clarify whether there is an oral agreement binding your Manager and requiring your Manager to contribute capital to pay for offering expenses and the first six months of operations. Your Contents section on page ii lists a risk factor “The Manager’s Obligation to Contribute Money is Oral” (with no corresponding risk factor), but we note your statement on page 29 that your Manager is not required to make capital contributions. We also note that the promissory letter filed as Exhibit 1A.6F does not appear to be a binding contract.

Our Response:

The letter agreement attached as Exhibit 1A.6F is a binding contract.

Apparently the Table of Contents wasn’t re-run after the risk factor was removed.

*****

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae

Enclosure

cc:	Lily Guo (w/o encl.)

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